Filed by: Cole Office & Industrial REIT (CCIT II), Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Griffin Capital Essential Asset REIT, Inc.
SEC File No. 000-55605

December 16, 2020

Dear Financial Professional,

Our records indicate that you have clients invested in Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”). In the coming days, stockholders invested in CCIT II as of the December 8, 2020 record date will receive a proxy statement and information requesting their vote on important proposals. These include the proposed merger announced on November 2, 2020, whereby Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), would acquire CCIT II in a stock-for-stock transaction.

With $5.8 billion1 in total assets, the combined company consisting of CCIT II and GCEAR would be one of the largest publicly registered office and industrial net-lease REITs, with strong diversification and favorable investment grade tenancy when compared to publicly listed peers.

Please encourage your clients to vote on these important measures as soon as possible. Stockholders will help CCIT II save time and expenses by voting their shares immediately. By submitting their votes, they will prevent further solicitation.

CCIT II Proxy Communication and Voting Information:
CCIT II Stockholder Letter
Proxy Materials

Voting Options
To cast their votes, stockholders should reference the control number listed on the proxy card sent by mail.

Online:
www.proxyvote.com

Phone:
Touchtone Voting: 800.690.6903
Live Proxy Specialist: 855.325.6676

Thank you for encouraging your clients to vote. If you have questions, please contact the CIM Sales Desk at 866.341.2653.

Sincerely,
Emily Vande Krol
Managing Director, Private Wealth Partners
President, CCO Capital, LLC

1)Based on GCEAR and CCIT II total asset value as of June 30, 2020, does not take into account effects of the transaction.
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Cautionary Statement Regarding Forward-Looking Information

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCIT II and GCEAR and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCIT II; statements about the benefits of the proposed merger involving GCEAR and CCIT II and statements or projections that address operating performance, events or developments that GCEAR expects or anticipates will occur in the future, including, but not limited to, statements or projections regarding anticipated synergies and general and administrative costs savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed merger to customers, employees, stockholders and other constituents of the combined company, the integration of GCEAR and CCIT II, cost savings and the expected timetable for completing the proposed merger, and other non-historical statements; risks related to the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of CCIT II, GCEAR and the combined company and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, including prevailing interest rates and the availability of financing and capital, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of GCEAR or CCIT II; and other factors, including those set forth in the section entitled “Risk Factors” in CCIT II’s and GCEAR’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and in the applicable proxy statement/prospectus filed with the SEC by GCEAR in respect of the proposed merger between CCIT II and GCEAR, as well as other reports filed by CCIT II and GCEAR with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither CCIT II nor GCEAR undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, GCEAR has filed a registration statement on Form S-4 with the SEC that includes a proxy statement of CCIT II and constitutes a prospectus of GCEAR. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that have been or will be made available to the stockholders of CCIT II. In connection with the proposed merger, CCIT II has filed, and intends to continue to file, relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CCIT II ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CCIT II are able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available.

Participants in Solicitation

Each of CCIT II and GCEAR, and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as the external advisor of CCIT II and certain affiliates of GCEAR, may be deemed to be participants in the solicitation of proxies from CCIT II’s stockholders in respect of the proposed merger between CCIT II and GCEAR. Information regarding the directors and executive officers of CCIT II and GCEAR and the external advisor of CCIT II is contained in the proxy statement/prospectus forming a part of the registration statement on Form S-4 filed with the SEC by GCEAR, relating to the proposed merger. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus forming a part of the registration statement on Form S-4 filed with the SEC by GCEAR.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC